UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March 2015

___________________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Notice regarding Ordinary General Shareholders’ meeting held on March 27, 2015

Relevant Information

Grupo Aval Acciones y Valores S.A. informs:

1.	An Ordinary General Shareholders’ meeting of the Company took place on March 27, 2015.

2.	The following proposal of distribution of profits for the six month period beginning on July 1, 2014 and ending on December 31, 2014, was approved at such meeting:

GRUPO AVAL ACCIONES Y VALORES S.A.
DISTRIBUTION OF PROFITS
FOR THE PERIOD BEGINNING ON JULY 1, 2014 AND ENDING ON DECEMBER 31, 2014
GENERAL SHAREHOLDERS' MEETING
(Prepared under Colombian GAAP)

Net Income			1,347,737,503,384.60

With Tax Benefit		1,347,737,503,384.60
Without Tax Benefit		0.00

Plus:
Occasional reserve release for the General Shareholders' Meeting disposal			3,867,134,999,955.32
With Tax Benefit		3,406,442,401,098.49
Without Tax Benefit		460,692,598,856.83

Total Income available for the General Shareholders' Meeting disposal:			5,214,872,503,339.92

			122,222,220.00
a) To increase the legal reserve of the Company		122,222,220.00

b) To distribute a cash dividend of $ 4.85 per share per month from April to September 2015 (including these two months) over 22,281,017,159 outstanding (common and preferred) shares of the Company:
			648,377,599,326.90
With Tax Benefit		648,377,599,326.90

N.B.: Dividends shall be paid within the first ten (10) days of each month according to applicable regulations. Pursuant to article 2.23.1.1.4 of Decree 2555 of 2010 (as modified by Decree 4766 of 2011) and the rules of the Colombian Stock Exchange (Bolsa de Valores de Colombia), dividends for the month of April 2015, will be paid from the fourth trading day following the date on which the shareholders' general meeting approves the distribution of profits, which is April 6, 2015. In this month, dividends will be paid until April 15, 2015.

Occasional reserve for disposal at the General Shareholders' Meeting			4,566,372,681,793.02

Total with Tax Benefit
Year 2014 - Second Semester - With Tax Benefit:	1,347,615,281,164.60
Acumulated - with Tax Benefit	2,758,064,801,771.59	4,105,680,082,936.19

Total without Tax Benefit
Year 2014 - Second Semester - without Tax Benefit	0.00
Acumulated - without Tax Benefit	460,692,598,856.83	460,692,598,856.83

TOTAL			5,214,872,503,339.92

3.	The shareholders of the Company elected the following individuals as members of the Board of Directors for the period beginning on April 1, 2015 and ending on March 31, 2016:

BOARD OF DIRECTORS
GRUPO AVAL ACCIONES Y VALORES S.A.
2015-2016

PRINCIPALS	ALTERNATES

Luis Carlos Sarmiento Angulo	José Hernán Rincón Gómez
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Álvarez	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuéllar de Jaramillo
Julio Leonzo Álvarez Álvarez	Gabriel Mesa Zuleta
José Mauricio Rodríguez Múnera (*)	Enrique Mariño Esguerra (*)
Esther América Paz Montoya (*)	Germán Villamil Pardo (*)
(*) Independent members (for Colombian law purposes)

4.	The following will be the April 2015 to September 2015 ex-dividend period:

Ex-dividend period April-Sept 2015	(dd/mm/yy)
Month	From To
April 2015	30.03.2015	06.04.2015
May 2015	27.04.2015	04.05.2015
June 2015	26.05.2015	01.06.2015
July 2015	24.06.2015	01.07.2015
August 2015	28.07.2015	03.08.2015
September 2015	26.08.2015	01.09.2015

5.	The shareholders of the Company re-elected KPMG Ltda. as external auditor (Revisor Fiscal).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel